Prana Announces Filing of Annual Report, Dated September 25, 2008

MELBOURNE, Australia - September 29, 2008 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced that it has filed its annual report containing audited consolidated financial statements for the year ended June 30, 2008, with the U.S. Securities and Exchange Commission. The annual report is available on Prana’s website (www.pranabio.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Contacts:

Investor Relations	Media Relations
Leslie Wolf	Stacy Dimakakos
T: 646-284-9472	T: 646-284-9417
E: lwolf-Creutzfeldt@hfgcg.com	E: sdimakakos@hfgcg.com